UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Finnovate Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3R34K103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R34K103	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Finnovate Sponsor L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 4,237,500 (*) (**)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 4,237,500 (*) (**)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,500 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (*) (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Does not include warrants to purchase 8,243,038 Class A ordinary shares that are not currently exercisable.

(***) Beneficial ownership percentage is calculated based on 21,712,500 Class A ordinary shares outstanding as of December 31, 2022 (which includes 4,312,500 Class A ordinary shares issuable upon conversion of an equivalent number of Class B ordinary shares).

CUSIP No. G3R34K103	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Finnovate Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 4,237,500 (*) (**)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 4,237,500 (*) (**)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,237,500 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (*) (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) OO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Does not include warrants to purchase 8,243,038 Class A ordinary shares that are not currently exercisable.

(***) Beneficial ownership percentage is calculated based on 21,712,500 Class A ordinary shares outstanding as of December 31, 2022 (which includes 4,312,500 Class A ordinary shares issuable upon conversion of an equivalent number of Class B ordinary shares).

CUSIP No. G3R34K103	13G	Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:

Finnovate Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

The White House, 20 Genesis Close, George Town, Grand Cayman KY1 1208, Cayman Islands

Item 2.	(a)	Name of Person Filing:

Finnovate Sponsor L.P.

Finnovate Sponsor LLC

	(b)	Address of Principal Business Office:

Finnovate Sponsor L.P. – 1007 N. Orange St., 10th Floor, Wilmington, DE 19801

Finnovate Sponsor LLC – 1007 N. Orange St., 10th Floor, Wilmington, DE 19801

(c) Citizenship:

Finnovate Sponsor L.P. – Delaware

Finnovate Sponsor LLC – Delaware

(d) Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

	(e)	CUSIP Number:

G3R34K103

Item 3.		Not applicable.

Item 4.		Ownership:

	(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

CUSIP No. G3R34K103	13G	Page 5 of 8 Pages

The Reporting Persons own shares of Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the Issuer’s completion of an initial business combination on a one-for-one basis, subject to adjustment as further described herein. In the case that additional Class A ordinary shares, or equity-linked securities convertible or exercisable for Class A ordinary shares, are issued or deemed issued in excess of the amounts issued in the Issuer’s initial public offering (“IPO”) and related to the closing of the initial business combination, the ratio at which Class B ordinary shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares then in issue) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon the completion of the IPO plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the IPO (net of redemptions), excluding 150,000 Class A ordinary shares issued to the representative of the underwriters in the IPO (EarlyBirdCapital, Inc.) and its designees in a private placement prior to the IPO and any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private warrants issued to Finnovate Sponsor L.P. (“Finnovate Sponsor”), a partner or affiliate of Finnovate Sponsor, or any of the Issuer’s officers or directors.

The shares reported herein are held of record by Finnovate Sponsor, a Delaware limited partnership. Finnovate Sponsor LLC, a Delaware limited liability company that is wholly-owned by Mr. David Gershon (Chief Executive Officer of the Issuer), Mr. Ron Golan (Chief Financial Officer of the Issuer) and Mr. Uri Chaitchik (Senior Consultant to the Issuer), serves as the sole general partner of Finnovate Sponsor. Mr. Gershon, Mr. Golan and Mr. Chaitchik serve as the directors of the general partner, and make all investment and voting decisions by majority vote. The limited partnership interests of Finnovate Sponsor are held by various individuals and entities. Mr. Gershon, Mr. Golan and Mr. Chaitchik disclaim beneficial ownership of the securities held by Finnovate Sponsor other than to the extent of their direct or indirect pecuniary interest in such securities. Each of the Issuer’s officers, directors and director nominees are direct and indirect members of Finnovate Sponsor, or have direct or indirect economic interests in Finnovate Sponsor.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

CUSIP No. G3R34K103	13G	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. G3R34K103	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2022

Finnovate Sponsor L.P.

Through its General Partner,
Finnovate Sponsor LLC

/s/ Ron Golan
	By:	Ron Golan
	Title:	Director

Finnovate Sponsor LLC

/s/ David Gershon
	By:	David Gershon
	Title:	Director

CUSIP No. G3R34K103	13G	Page 8 of 8 Pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of April 18, 2022.

Exhibit 2	Resolution of the Board of Directors of Finnovate Sponsor LLC, effective as of April 17, 2022.